UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

Date of Report: May 8, 2019

Commission file number 1-33198

TEEKAY OFFSHORE PARTNERS L.P.

(Translation of registrant’s name into English)

4th Floor

Belvedere Building

69 Pitts Bay Road

Hamilton, HM08 Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40- F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes  ☐            No  ☒

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE REGISTRATION STATEMENTS (NOS. 333-147682 AND 333-216624) ON FORM S-8 AND REGISTRATION STATEMENTS (NOS. 333-206461, 333-212782, 333-213229 AND 333-221745) ON FORM F-3 OF THE REGISTRANT.

Item 1 — Information Contained in this Form 6-K Report

On May 8, 2019, Teekay Corporation (“Teekay Corp.”), Teekay Finance Limited (“Teekay Finance”), Teekay Holdings Limited (“Teekay Holdings”) and Teekay Shipping Limited (together with Teekay Corp., Teekay Finance and Teekay Holdings, the “Teekay Entities”) and Brookfield TOLP and Brookfield TOGP (together, the “Brookfield Entities”) closed the transactions contemplated by the Securities and Loan Purchase Agreement (the “Purchase Agreement”), dated as of April 29, 2019, between the Teekay Entities and the Brookfield Entities, pursuant to which, the Brookfield Entities purchased from the Teekay Entities (i) 56,587,484 Common Units of Teekay Offshore Partners L.P. (the “Partnership”); (ii) 49.0% of the outstanding limited liability company interests of Teekay Offshore General Partner (the “GP Interests”); (iii) warrants to purchase an aggregate of 17,255,000 Common Units of the Partnership; and (iv) Teekay Corp.’s interests in the credit agreement, dated March 31, 2018, among the Partnership, Brookfield TOLP, as administrative agent, and Brookfield TOLP and Teekay Corp., as lenders, for total consideration of $100.0 million in cash (the “Teekay Offshore Sale”). Upon closing of the Teekay Offshore Sale, the Teekay Entities held no remaining equity or debt interest in Teekay Offshore.

In connection with the closing, Brookfield TOGP and Teekay Holdings entered into an amendment to the limited liability company agreement of the Teekay Offshore General Partner to (i) reflect the assignment of the GP Interests to Brookfield TOGP and (ii) provide that until the earlier of (x) the date that is 12 months from the date of the closing or (y) the date that the Licensing Agreement, dated September 25, 2017, between the Partnership and Teekay Corp. is terminated, Teekay Corp. shall have the right to elect one director to the board of Teekay Offshore General Partner.

Exhibits.

The following exhibit is filed as part of this report.

Exhibit Number	Description
1.1	Amendment No. 2, dated as of May 8, 2019, to the Second Amended and Restated Limited Liability Company Agreement of Teekay Offshore GP L.L.C.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY OFFSHORE PARTNERS L.P. By: Teekay Offshore GP L.L.C., its general partner

Date: May 10, 2019	By:	/s/ Edith Robinson
Edith Robinson
Secretary